SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of September, 2004
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP PLC Declares Interim Dividend
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For Immediate Release
Contact:        Michael Perman
Phone:          + 44 (0) 207-065-3942 (U.K.)
Contact:        Doug Kidd
Phone:          +1-404-479-2922 (U.S.)




                     AMVESCAP PLC Declares Interim Dividend

London -- September 15, 2004 -- The Board of Directors of AMVESCAP PLC (AVZ) today declared an interim dividend of 2.5p per share (2003: 5.0p). The interim dividend will be paid on October 15, 2004 to shareholders on the register on September 24, 2004. The ex-dividend date will be September 22, 2004.

The Board will determine the level of the final dividend for 2004 in light of the after tax profit for the full year and considering its bank covenant as set out in Note 16 in the 2003 Annual Report. For 2005 onward, the Board intends to return to its progressive dividend policy, taking into account the Company's earnings and cash flow and the need to maintain an appropriate level of dividend cover.



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  15 September, 2004                   By   /s/ MICHAEL S. PERMAN
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary